December 13, 2010

BY EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-4628
Attention: Lily Dang

Re:      Helix Energy Solutions Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed October 28, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 1-32936

Dear Ms. Dang:

In its letter dated November 30, 2010, the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided to Helix Energy Solutions Group, Inc. (the “Company”) comments (the “Comments”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2010 (the “September 2010 Form 10-Q”) and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

Set forth below are the responses by the Company to the Staff’s Comments.  The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.           In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your operations is involved in an explosion or similar event in any of your offshore locations.  For example, and without limitation, please address the following:

Securities and Exchange Commission
December 13, 2010

·	Disclose the types of claims covered and applicable policy limits related to your insurance coverage;
·	Disclose your related indemnification obligations and those of your customers, if applicable;
·
Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

·	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and
·	Provide further detail on the risks for which you are insured for your offshore operations.

Response:

On February 25, 2010, we filed our 2009 Form 10-K with the Commission.  Approximately two months later, in late April 2010, an explosion aboard the Deepwater Horizon caused the total destruction of that rig and resulted in a subsequent oil spill the size of which was unprecedented in U.S. territorial waters.    As a result of this event, we commenced an exercise to reassess our existing internal risk management program as well as our compliance with environmental and safety rules and regulations (discussed more in the response to Comment Number 5 below).   The re-evaluation of our internal risk management program assisted in our efforts to renew our marine and energy insurance policies, which became effective on July 1, 2010.

In future filings of our Form 10-K, beginning with our Annual Report on Form 10-K for the year ending December 31, 2010 (“2010 Form 10-K”), we will include the following supplemental disclosure information within the “Business” and/or “Risk Factor” sections of the report, as applicable.

Insurance Matters

The subsea construction and well intervention activities constituting our contracting services business involve a high degree of operational risk.  Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations.   These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and the suspension of operations.  Damages arising from such occurrences may result in lawsuits asserting large claims.  Insurance may not be sufficient or effective under all circumstances or against all hazards to which we may be subject.   A successful claim for which we are not fully insured could have a material adverse effect on us.

Similarly, our oil and gas operations are subject to risks incident to the operation of oil and gas wells, including but not limited to uncontrolled flows of oil, gas, brine or well fluids into

Securities and Exchange Commission
December 13, 2010

the environment, blowouts, cratering, mechanical difficulties, fires, explosions or other physical damage, pollution or other risks, any of which could result in substantial losses to us.   Although we maintain insurance against some of these risks we cannot insure against all possible losses.   As a result, any damage or loss not covered by our insurance could have a material adverse effect on our financial condition, results of operations and cash flow.

As discussed above, we maintain insurance policies to cover some of our risk of loss associated with our operations.   We maintain the amount of insurance we believe is prudent based on our loss potential.   However, not all of our business activities can be insured at the levels we desire because of either limited market availability or unfavorable economics (limited coverage for the underlying cost).

Our energy and marine insurance is renewed annually on July 1 and covers a twelve-month period from July 1 to June 30.

For our contracting services business we maintain Hull and Increased Value insurance, which provides coverage for physical damage up to an agreed amount for each vessel. The deductibles are $1.0 million on the Q4000, Helix Producer I (“HP I”) and Well Enhancer, $500,000 on the Intrepid, Seawell and Express, and $375,000 on the Caesar.  In addition to the primary deductibles, the vessels are subject to an Annual Aggregate Deductible of $1.75 million.  We also carry Protection and Indemnity (“P&I”) insurance which covers liabilities arising from the operation of the vessels and General Liability insurance which covers liabilities arising from construction operations. The deductible on both the P&I and General Liability is $100,000 per occurrence. Onshore employees are covered by Workers’ Compensation.  Offshore employees, including divers, tenders and marine crews, are covered by our Maritime Employers Liability insurance policy which covers Jones Act exposures and includes a deductible of $100,000 per occurrence plus a $1.0 million annual aggregate deductible. In addition to the liability policies described above, we currently carry various layers of Umbrella Liability for total limits of $500 million in excess of primary limits. Our self-insured retention on our medical and health benefits program for employees is $250,000 per participant.

 We also maintain Operator Extra Expense coverage that provides up to $150 million of coverage per each loss occurrence for a well control issue.   Separately, we also maintain $500 million of liability insurance and $150 million of oil pollution insurance.   For any given oil spill event we have up to $650 million of insurance coverage.   We have not insured for windstorm damage under traditional insurance policies for the past two years because premium and deductibles would be relatively substantial for the coverage provided. In order to mitigate potential loss with respect to our most significant oil and gas properties from hurricanes in the Gulf of Mexico, we purchased a Catastrophic Bond instrument for the periods July 1, 2009 through June 30, 2010 and July 1, 2010 through June 30, 2011.   Our current Catastrophic Bond provides for payments of negotiated amounts should the eye of a Category 2 or greater hurricane pass within certain pre-defined areas encompassing our more significant oil and gas producing fields.

Securities and Exchange Commission
December 13, 2010

We customarily have reciprocal agreements with our customers and vendors in which each contracting party is responsible for its respective personnel.   Under these agreements we are indemnified against third party claims against the injury or death of our customers’ or vendors’ personnel.  With respect to well work by our contracting services operations, the customer is generally contractually responsible for pollution emanating from the well.  We separately maintain additional coverage for an amount up to $100 million that would cover us under certain circumstances against any such third party claims associated with well control events.

2.           In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.  Discuss the amount of resources you have available or dedicated for this purpose.

Response:

Management believes the Company is well positioned to respond to any potential future oil spill related to its oil and gas operations.   Before getting into the specifics regarding our containment resources, we would like to note, as previously disclosed in our public filings, that the Company participated extensively in the Macondo well oil spill containment response.

During the Macondo oil spill containment response, our Q4000, HP I and Express marine vessels were utilized.  Our vessels are expected not only to meet our internal needs to respond to any future oil spill but we are offering these assets to the Gulf of Mexico oil and gas industry as noted on Exhibit A to this response letter and disclosed on our website at www.helixESG.com under the tab heading of “Energy Services” and the subheading of “Spill Containment”.

The Q4000 is a multi-purpose vessel capable of performing well intervention and construction activities in extreme depths of water.   The Q4000 features a multi-purpose tower capable of fulfilling all traditional derrick roles and two cranes with lifting capacity of up to 360 metric tons.   The Q4000 is also equipped with two heavy weather remotely operated vehicles.  In an emergency response it can also be equipped with a well test skid and burner capable of burning 10,000 barrels of oil per day and 15 million cubic feet of natural gas per day.

The HP I is the first dynamically positioned floating production unit employed in the Gulf of Mexico.   The HP I received U.S. Coast Guard approval in June 2010.   The HP I and its disconnectable fluid transfer system is capable of processing 45,000 barrels of oil per day and 60,000 barrels of fluids each day as well as flaring up to 80 million cubic feet of natural gas per day.   The vessel is capable of rapid disconnection and connection from the subsea facilities, allowing it to operate at multiple locations and seek shelter from severe weather events.   The HP I can be equipped with all the facilities necessary for side offloading to a tanker, connect to a tanker and provide water curtain against excessive radiation from continuous flaring.  These

Securities and Exchange Commission
December 13, 2010

capabilities were demonstrated during the HP I’s deployment in the Macondo oil spill containment operations.

The Company has other assets that it would expect to deploy in any future oil spill response efforts.  We direct the Commission’s attention to Exhibit A of this response letter for a complete overview of our plan which has been submitted to industry participants and the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE” formerly known as the Minerals Management Service, “MMS”) and other U.S. governmental agencies.

Summary of Natural Gas and Oil Reserve Data, page 30

Proved Undeveloped Reserves, page 33

3.           We note your discussion of proved undeveloped reserves.  Please expand your disclosure to provide the information required by Item 1203(d) of Regulation S-K if it is applicable to your reserves.

 Response:

Under Item 1203(d) of Regulation S-K we are required to disclose any proved undeveloped reserves (“PUDs”) that are included in our annual estimates of proved reserves and that have been classified as proved reserves for at least five years. In our case, we had no such PUD reserves included within our estimates of proved reserves as of December 31, 2009 that exceeded the maximum five-year holding period.   As additional background on this issue, we did not have any material recognized PUD reserves until such time we acquired a portfolio of properties from Murphy Exploration and Production Company-USA in June 2005.  Our PUD reserves increased rather substantially in July 2006 when we acquired Remington Oil and Gas Corporation.  At December 31, 2009, none of these acquired PUD reserves included in our estimates of proved reserves exceeded the maximum five-year holding period requirement.   We will reassess our recorded PUD reserves at December 31, 2010 and will provide more explicit disclosure as to status of our PUD reserves in our 2010 Form 10-K.

Management’s Discussions and Analysis of Financial Condition, page 45

Results of Operations, page 48

4.           You sometimes refer to two or more sources as components that contributed to a material change.  For example, in your 10-K and in your subsequent 10-Qs you discuss multiple components that contributed to a change in revenue.  Ensure that you quantify the amount of the change that was contributed by each of these factors.  See Section III.D of SEC Release 33-6835.

Securities and Exchange Commission
December 13, 2010

Response:

While we acknowledge a requirement under SEC Release 33-6835 III (D) to quantify the effects of the multiple components that describe material changes in certain of our statement of operations line items, we believe that the entirety of information that we provide within MD&A, in the form of accompanying tables and related text, provides the reader a complete understanding of the Company’s current results and trends.    Our business has changed rather dramatically over the past two years, including the disposition of one of our operating segments (Shelf Contracting) in 2009 and the inclusion of the HP I in our production facilities segment when it was placed in service in June 2010.  Prior to the HP I being placed in service the consolidated results of our production facilities segment was immaterial to our results.    We believe we have adequately quantified the effect these separate segments had on our results of operations in the form of the accompanying tables, while we tend to focus our detailed text explanations on our continuing contracting services activities.   In addition, we also believe our separate discussion of our oil and gas results provide the reader with a thorough understanding of that business.  Our explanations of our continuing contracting services activities tends to focus on trends, and other non specific quantifiable information such as utilization rates is provided in the accompanying tables within MD&A.   In the event we have a specific item resulting in a material impact to our current results we would quantify that item; otherwise we are providing general reasons for changes that impact multiple contracts or circumstances.   For instance, a favorable ruling was rendered in a certain litigation matter, and as a result we were able to recognize an additional $73.5 million of oil and gas revenues in January 2009.  We separately disclosed the $73.5 million of revenue in our oil and gas results of operations MD&A.

Our segment reporting will normalize as we commence our 2011 reporting periods reflecting the fact that our Shelf Contracting results will no longer be presented and our Production Facilities will have more normalized period over period results.

Form 10-Q for the Quarter Ended September 30, 2010

Management’s Discussion and Analysis

Executive Summary – Economic Outlook and Industry Influences, page 40

5.           We note your discussion of the April 2010 oil spill, the Department of the Interior (DOI)’s May 2010 drilling moratorium and subsequent October 2010 lifting of the moratorium.  Please expand your disclosure to discuss the status of your compliance with the DOI’s revised drilling, safety and environmental requirements, and what effect, if any, compliance with such laws is expected to have on your business and results of operations.

Securities and Exchange Commission
December 13, 2010

Response:

We believe the disclosure in our September 2010 Form 10-Q regarding the potential impact that recent events in the Gulf of Mexico might have on our current and future operations was appropriate given all the uncertainties that remained at the time of the filing of that periodic report with the Commission.   Our disclosure is replicated below.

In April 2010, an explosion occurred on the Deepwater Horizon drilling rig located on the site of the Macondo well at Mississippi Canyon Block 252 (Note 2).  The resulting events included loss of life, the complete destruction of the drilling rig and an oil spill, the magnitude of which was unprecedented in U.S territorial waters.    In May 2010, the U.S. Department of the Interior (“DOI”) announced a total moratorium on new drilling in the Gulf of Mexico.    This moratorium also affected 33 in progress deepwater wells.    The moratorium on drilling in the shallow water of the Gulf, defined as water depths less than 500 feet, was lifted in late May 2010.   However, the DOI extended the drilling moratorium on deepwater wells through November 2010.   On October 12, 2010, the DOI lifted the drilling moratorium and instructed the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) that it could resume issuing drilling permits conditioned on the requesting company’s compliance with all revised drilling, safety and environmental requirements.  No deepwater drilling permits have been issued since the lifting of the drilling moratorium and relatively few shallow water drilling permits have been issued since its ban was lifted in May 2010.

While we did not have any plan to drill any additional deepwater wells during the period covered by the drilling moratorium, our contracting services businesses rely heavily on the industry investment in the Gulf of Mexico and the results of the moratorium and subsequent delay in the drilling permit process could adversely affect our future results of operations and financial position.   Although our current contracting services activities remain substantially unaffected, any further delay in restarting drilling in the deepwater of the Gulf of Mexico, due to failure to issue permits or otherwise, may result in a deferral or cancellation of portions of our contracted backlog or may decrease opportunities for future contracts for work in the Gulf of Mexico.  Furthermore, the impact of the deepwater drilling moratorium, the continuing delays in the permitting process and any subsequent related developments  in the Gulf of Mexico could require us to pursue relocation of our vessels located in the Gulf of Mexico to other international locations, such as the North Sea, West Africa, Southeast Asia, Brazil and Mexico.

Further, we would also direct the Commission’s attention to our modified “Risk Factors” within Part II - Item 1A of the same September 2010 Form 10-Q for additional disclosure regarding potential future impact to our operations resulting from the events in the Gulf of Mexico.

As previously noted in response to Comment Number 1 herein, we undertook an evaluation of our operations following the events at the Macondo well site and subsequently concluded that we were in compliance with the existing environmental and

Securities and Exchange Commission
December 13, 2010

safety rules and regulations.  As our conclusion did not change from that at year-end 2009, we did not believe it was necessary to reiterate this conclusion in our Quarterly Reports on Form 10-Q during the interim periods of 2010.   Although we did not explicitly state we remained in compliance with existing regulatory, environment and safety requirements, we did inform the public of the potential changing risks related to our businesses as a result of the oil spill as evidenced in our updates to the Risk Factor sections of our Quarterly Reports on Form 10-Q.    As additional evidence of this conclusion, we filed the required “General Compliance Certification” with the MMS (subsequently reorganized as BOEMRE) in late June 2010.   Additionally, as we have publicly disclosed, we are pursuing possible alternatives to divest our oil and gas business.  As a result, our recent exploration and development operations have been relatively limited and there has not been a critical need for us to obtain relevant permits.

We acknowledge the current regulatory environment is dynamic and continuing to evolve.  As a result, we will be continually required to reassess our operations and modify our internal policies and procedures, where necessary, to ensure compliance with new environmental and safety rules and regulations as they are issued and/or modified by various U.S. governmental agencies.

Definitive Proxy Statement on Schedule 14A

Compensation Program Overview, page 27

Consideration of Risk, page 27

6.           We note your discussion of your consideration of risk.  We further note that you have not included disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Upon adoption of Item 402(s) of Regulation S-K, management undertook a review of the Company’s compensation policies and practices applicable to all of our employees, including the named executive officers, for the purpose of evaluating the risks to the Company arising from such policies and practices.  Each component of the Company’s compensation program was evaluated for risks to the Company.  Included in this evaluation was an analysis of the likelihood that such compensation components would influence behaviors or decision-making and impact the Company’s risk profile.  Risk controls, both entity level and compensation-related, were identified and evaluated.

Securities and Exchange Commission
December 13, 2010

These controls included:

·	corporate governance and enterprise risk management policies;
·	oversight of the Company’s compensation practices and policies by the Compensation Committee, the members of which are independent;
·	discretionary bonuses and the use of negative discretion with respect to payouts; and
·	the Company’s compensation program design, comprised of a mix of cash and equity compensation, including grants of restricted stock that vest over five years.

Management then reviewed its findings with the Compensation Committee at a meeting of that committee. The Company’s general counsel provided a review of the newly adopted Item 402(s) of Regulation S-K and the Compensation Committee engaged in a discussion of the findings.  Based on its review of management’s risk assessment of the Company’s compensation policies and practices and the Compensation Committee’s discussion at its meetings, the Compensation Committee concurred that such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Role of Compensation Consultant, page 27

7.           We note that your compensation consultant provides certain additional services and advice to the compensation committee.  Please ensure that you have provided all of the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Response:

The additional services provided by the compensation committee’s consultant were not in excess of $120,000 during fiscal 2009; accordingly, no additional disclosure was required.

Elements of our 2009 Compensation Program, page 29

Cash Bonus Program, page 29

8.           We note your response to prior comment 14 from our letter dated September 28, 2009, and that your discussion of company performance at page 30 includes a discussion of financial objectives.  Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation.  For example, you do not disclose the pre-established target relating to your earnings per share objective.  To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
December 13, 2010

Response:

As noted on page 33 of the Proxy Statement, “the Compensation Committee retains overall discretion with respect to all aspects of our compensation program for executive officers, and in particular, has complete discretion with respect to executive officer bonuses.”   The Committee evaluates a myriad of factors and components when determining payment under the Company’s Cash Bonus Program, including (as noted by the Staff) the Company’s overall financial performance, which includes earnings per share among other performance measures.  However, this is a consideration by the Compensation Committee of actual financial performance, rather than performance measured against any objective financial metric or metrics.  By utilizing this methodology, the Compensation Committee can adjust (as it deems appropriate and consistent with shareholder interests) for certain unanticipated matters, both positive and negative, beyond the control of the Company and its named executive officers.  As described in the Company’s Proxy Statement, the Committee’s decisions regarding bonus determination are based on a subjective evaluation, including elements of Company performance, group performance and individual performance during the year, and are not measured against the achievement of specific pre-established financial targets, personal goals or individual objectives.  In addition, such evaluation of performance is not formulaically translated into a bonus determination; the Company’s financial performance is one of many factors considered by the Compensation Committee in determining bonuses for the named executive officers, and the impact of any one factor can’t be objectively quantified.  In the event that the Compensation Committee should determine to structure the Cash Bonus Program in a manner that includes quantitative targets, the Company will provide the disclosure required by Item 402(b) of Regulation S-K.

In connection with responding to the Comments above, we acknowledge that:

·	we are responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 618-0431.

Securities and Exchange Commission
December 13, 2010

Very truly yours,

/s/ Anthony Tripodo

Anthony Tripodo, Executive Vice President and
Chief Financial Officer

Attachment:	Exhibit A

cc:	Karl Hiller (Branch Chief-Securities and Exchange Commission)
Margaret Fitzgerald (Helix)
Lloyd Hajdik (Helix)
Johnny Edwards (Helix)
Alisa Johnson (Helix)
Marty Hall (Helix)